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                                               FILED BY GENERAL ELECTRIC COMPANY
                                               PURSUANT TO RULE 425 UNDER THE
                                               SECURITIES ACT OF 1933
                                               SUBJECT COMPANY: INTERLOGIX, INC.
                                               COMMISSION FILE NO. 333-76066

                                    CONTACTS:
                                    GE INDUSTRIAL SYSTEMS
                                    Anne Witkavitch
                                    Manager - Communications & Public Affairs
                                    Tel: 860-747-7461
                                    Fax: 860-747-7393
                                    Email: anne.witkavitch@indsys.ge.com

                                    INFORMATION AGENT
                                    Morrow & Co., Inc.
                                    Stockholders call: 800-607-0088
                                    Banks and Brokerage Firms call: 800-654-2468
                                    Email: ILXI.INFO@morrowco.com

FOR IMMEDIATE RELEASE

           GE INDUSTRIAL SYSTEMS ANNOUNCES ANTICIPATED EXCHANGE RATIO
                         FOR SHARES OF INTERLOGIX, INC.

FEBRUARY 15, 2002--PLAINVILLE, CT--General Electric Company (NYSE: GE) announced today the exchange ratio to be used in connection with its pending offer to acquire all of the outstanding shares of common stock of Interlogix, Inc (NASDAQ: ILXI). Assuming the offer expires as currently scheduled at 6:00 p.m., New York City time, on February 19, 2002, Interlogix stockholders will receive $19.43 in cash and 0.5174 of a share of GE common stock for each share of common stock of Interlogix tendered pursuant to the offer, plus cash in lieu of any fractional shares of GE common stock that may be issuable in the exchange. The exchange ratio for shares of GE common stock was calculated by dividing $19.43 by $37.5553, the average of the daily volume weighted sales prices per share of GE common stock on the NYSE for each of the 5 consecutive trading days ending with February 14, 2002.

If the offer is extended beyond Tuesday, February 19, 2002, the exchange ratio will be reset. GE will announce any new exchange ratio by press release on the morning of the second day prior to the then scheduled expiration date of the offer and will file that press release pursuant to Rule 425 with the Securities and Exchange Commission.

Following completion of the transaction, it is expected that Interlogix will become part of GE Industrial Systems.

ABOUT GE INDUSTRIAL SYSTEMS

GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industrial, residential and utility applications. GE Industrial Systems is one of GE's major businesses. GE is the world's largest diversified technology, manufacturing and services company with a commitment to achieving worldwide leadership. For more information visit the website at www.GEIndustrial.com.
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WE URGE YOU TO READ THE PROSPECTUS, WHICH GE FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT ON FORM S-4 ON DECEMBER 28, 2001, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE OFFER. THE PROSPECTUS WAS SENT TO STOCKHOLDERS OF INTERLOGIX ON OR AFTER DECEMBER 28, 2001 TOGETHER WITH A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 PREPARED AND FILED BY INTERLOGIX. YOU MAY OBTAIN A FREE COPY OF THE PROSPECTUS, INTERLOGIX'S SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY GE OR INTERLOGIX, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS, FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM GE OR THE INFORMATION AGENT AT THE CONTACTS LISTED ABOVE.

THIS RELEASE INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THESE EXPECTATIONS DUE TO CHANGES IN GLOBAL POLITICAL, ECONOMIC, BUSINESS, COMPETITIVE, MARKET AND REGULATORY FACTORS. MORE DETAILED INFORMATION ABOUT THOSE FACTORS IS CONTAINED IN GE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. GE DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF.